UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2012 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number: 0-18859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, Oklahoma 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011, and Year Ended December  31, 2012

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

May 23, 2013

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Investments, at fair value	$31,460,666	$27,458,538

Receivables:
Employer contributions	—	43,413
Notes receivable from participants	910,571	673,646
Other	4,536	—

Total receivables	915,107	717,059

Total assets	32,375,773	28,175,597

Liabilities:
Excess contributions payable	107,342	119,965
Other	9,986	25,817

Total liabilities	117,328	145,782

Net assets reflecting all investments, at fair value	32,258,445	28,029,815

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	(84,907)	(82,690)

Net assets available for benefits	$32,173,538	$27,947,125

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Change attributed to:
Investment income:
Net appreciation in fair value of investments	$3,711,740
Interest and dividends	454,287

Total net investment income	4,166,027

Interest income on notes receivable from participants	34,335

Contributions:
Participants	2,512,736
Employer	1,716,830
Rollover	157,162

Total contributions	4,386,728

Total Additions	8,587,090

Deductions:
Benefit payments	4,285,416
Administrative expenses	75,261

Total deductions	4,360,677

Net increase in net assets available for benefits	4,226,413
Net assets available for benefits at beginning of year	27,947,125

Net assets available for benefits at end of year	$32,173,538

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (“the Plan”), was last amended and restated April 1, 2010. The Plan has been amended six times subsequent to the restatement date with the most recent amendment on January 18, 2012. The Plan is a defined contribution plan covering “eligible employees” of Sonic Corp. (“the Employer” or “the Company”), as defined in the Plan agreement. Generally, an employee is eligible to participate in the Plan if the employee is 21 years old or older and has completed the 90 days of service required for salary deferral and one year of service for matching contributions. An eligible employee’s entry date into the Plan is the first day of the next calendar quarter (January 1st, April 1st, July 1st, October 1st) following the date on which the employee satisfies the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. See the Plan agreement for a more complete description of the Plan’s provisions.

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document. A salary deferral contribution will automatically be made for each newly eligible participant in the amount of 1% of the participant’s plan year compensation, unless the participant elects to defer an amount other than 1%. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions. The Company matches the first 3% of participant contributions at 100% and the second 3% of participant contributions as follows:

Years of Service	Employer Match(1)
Less than 10 years (50% of second 3% salary deferral)	1.50%
Between 10 years and 20 years (75% of second 3% salary deferral)	2.25%
More than 20 years (100% of second 3% salary deferral)	3.00%

(1)

Amount represents employer match for second 3% of participant contributions. Salary deferral contributions that exceed 6% of the participant’s compensation, as defined by the Plan, will not be taken into account when calculating matching contributions.

Nonelective contributions may be made each Plan year on behalf of each participant at the discretion of the Employer. Each participant must be a corporate eligible employee and employed on the date the contribution is made. The Company made nonelective contributions during 2012. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations of the Internal Revenue Code (the “Code”). No such discretionary contribution was made for 2012.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce employer contributions and to pay plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures used to reduce employer contributions and pay plan expenses for the year ended December 31, 2012 were $1,801 and $75,261, respectively. Unallocated forfeited non-vested balances of $708 and $17,125 were included in the Plan assets at December 31, 2012, and 2011, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Participants are limited to two outstanding loans at any one time. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Administration

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee. Certain administrative expenses incurred by the Plan may be paid by the Company.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue Company contributions at any time. Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2012 or 2011. If a participant ceases to make a note repayment and the Plan Administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2013.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To determine fair value, a three-level hierarchy is used. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are described below:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 valuations use inputs other than actively quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$9,035,482	—	—	$9,035,482
Mid Cap	709,508	—	—	709,508
Small Cap	3,409,604	—	—	3,409,604
Balanced Fund	3,084,243	—	—	3,084,243
Bond Fund	5,650,178	—	—	5,650,178
International Fund	3,946,495	—	—	3,946,495
US Treasury	1,108,316	—	—	1,108,316
Money Market Fund	61,019	—	—	61,019
Employer Stock	1,435,907	—	—	1,435,907
Cash Reserve Account	7,194	—	—	7,194
Common/Collective Trust:
Stable Pooled Fund	—	$3,012,720	—	3,012,720

	$28,447,946	$3,012,720	$—	$31,460,666

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$8,101,151	—	—	$8,101,151
Mid Cap	446,353	—	—	446,353
Small Cap	3,293,121	—	—	3,293,121
Balanced Fund	1,795,309	—	—	1,795,309
Bond Fund	4,863,655	—	—	4,863,655
International Fund	3,411,139	—	—	3,411,139
US Treasury	279,539	—	—	279,539
Money Market Fund	93,630	—	—	93,630
Employer Stock	1,894,445	—	—	1,894,445
Cash Reserve Account	17,125	—	—	17,125
Common/Collective Trust:
Stable Pooled Fund	—	$3,263,071	—	3,263,071

	$24,195,467	$3,263,071	$—	$27,458,538

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at published market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end.

The Sonic common stock is held by participants in a unitized fund, which means participants do not own shares of Sonic common stock but rather own an interest in the unitized fund. The fund consists of common stock and cash equivalents to meet the fund’s daily cash needs. Unitizing the fund allows for daily trades. The value of a unit reflects the combined value of the Sonic common stock and cash held by the fund. The Plan owns the underlying assets of shares in common stock and the underlying cash.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust fund, the Diversified Stable Pooled Fund, which is solely invested in the Wells Fargo Stable Return Fund G (“DRC Fund”). The statements of net assets available for benefits present the fair value of the DRC Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the DRC Fund is determined by the issuer of the common/collective trust fund at year-end based on the fair value of its underlying investments. The contract value of the DRC Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The DRC Fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This DRC Fund is primarily invested in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Participant redemptions have no restrictions.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

Withdrawals from the DRC Fund which are due to the Plan’s initiated events will be made within the twelve month period following receipt of the Plan’s written withdrawal request by Transamerica Retirement Solutions (“Transamerica”), known as Diversified Retirement Corporation prior to April 1, 2013. Initiated events are events within the control of the Plan which Transamerica reasonably determines would have an adverse financial effect on the DRC Fund including, but not limited to, a merger, layoffs, bankruptcy, full or partial Plan termination and early retirement incentive programs. During the above referenced twelve-month period, benefit distributions and participant-directed transfers to non-competing funds will be permitted from the DRC Fund, subject to a 90-day equity wash provision.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with United States (“U.S.”) generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement was effective for reporting periods beginning on or after December 15, 2011. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

3. Investments

The Plan’s investments are held by an appointed trust company. The Plan’s recordkeeper is Transamerica and the trustee for the Plan is State Street Bank and Trust Company (“SSBT”). Investments, at fair value, representing 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2012	2011
American Funds EuroPacific Growth Fund	$3,268,290	$2,955,605
American Funds The Income Fund of America	3,084,243	1,795,309
Diversified Stable Pooled Fund*	3,012,720	3,263,071
Dreyfus Intermediate Term Income Fund	4,756,604	4,314,059
Invesco Growth and Income Fund	4,878,601	4,461,815
Invesco Small Cap Growth Fund	**	1,434,189
Invesco Small Cap Value Fund	2,006,430	1,858,932
Mainstay Large Cap Growth Fund	4,156,881	3,639,336
Sonic Corp. common stock	**	1,894,445

*	Contract value as of December 31, 2012 and 2011 was $2,927,813 and $3,180,381, respectively.
**	Amount did not represent 5% or more of the Plan’s net assets as of the period indicated.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value for the year ended as follows:

Year ended December 31, 2012
Mutual Funds	$2,674,433
Common/Collective Trust Fund	44,669
Employer Stock	992,638

Net appreciation in fair value of investments	$3,711,740

4. Income Tax Status

The Plan has received a determination letter from IRS dated October 15, 2007 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

Accounting principles generally accepted in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5. Related-Party Transactions

The DRC Fund is managed by Transamerica. Because Transamerica is the Plan’s recordkeeper, transactions involving the DRC Fund qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in a unitized fund holding the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. Another party-in-interest to the Plan is SSBT, which serves as the passive trustee for the Plan. In this capacity, SSBT serves as the legal trustee of the Plan; however, as is permitted under the terms of the trust between SSBT and the Plan, SSBT has contracted with Transamerica for Transamerica to provide certain necessary duties and responsibilities for the operation of the trust. All of these transactions are exempt from the prohibited transaction rules.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$32,173,538	$27,947,125
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	84,907	82,690

Net assets available for benefits per the Form 5500	$32,258,445	$28,029,815

The following is a reconciliation of the net increase per the financial statements to the net income per the Form 5500:

Year Ended
December 31, 2012
Net increase per the financial statements	$4,226,413
Current-year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust at December 31, 2012	84,907
Prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust at December 31, 2011	(82,690)

Net income per the Form 5500	$4,228,630

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

Certain fully benefit-responsive contracts (common/collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair value on the Form 5500.

7. Subsequent Events

Effective January 1, 2013, the Plan was amended and restated. This restatement made the following changes to the Plan:

(1)

The Plan is now a Safe Harbor Plan for purposes of Treasury Regulations Sections 1.401(k)-3 and 1.401(m)-3. As amended, the Plan will be exempt from testing requirements relating to employee salary deferrals and matching contributions. The safe harbor features necessary to incorporate the applicable provisions of the Treasury Regulations include:

a.	Eligibility has been extended to include hourly employees.

b.	Non-highly compensated employees will receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and the second 3% of participant contributions as follows:

Years of Service	Employer Match(1)
Less than 10 years (50% of second 3% salary deferral)	1.50%
Between 10 years and 20 years (75% of second 3% salary deferral)	2.25%
More than 20 years (100% of second 3% salary deferral)	3.00%

(1)

Amount represents employer match for second 3% of participant contributions. Salary deferral contributions that exceed 6% of the participant’s compensation, as defined by the Plan, will not be taken into account when calculating matching contributions.

c.	Highly-compensated employees will receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and 50% of the next 3% of participant contributions.

d.	All matching contributions after January 1, 2013 immediately vest while retaining the 6-year graded vesting schedule for all contributions made to the Plan prior to January 1, 2013.

(2)

Salary deferral contributions will no longer automatically be made for each newly eligible participant. Employees will be required to affirmatively elect to participate in the Plan in order to make deferral contributions and take advantage of the safe harbor matching contributions made by the Corporation.

(3)

The Plan has always permitted distributions upon certain events constituting hardship. Included in such events is payment of medical expenses, funeral expenses and post-secondary tuition expenses. The Plan previously limited distributions to funeral expenses and tuition expenses in events relating to the participant’s spouse, children, or

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

dependents. For consistency, the Plan has included medical expenses to allowable distributions for a participant’s spouse, children or dependents. Additionally, the Pension Protection Act of 2006 permits payments for events affecting the participant’s primary beneficiary. To reflect the more permissive requirement, the Plan now also permits hardships for medical expenses, funeral expenses and tuition expenses affecting a participant’s primary beneficiary.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
*	State Street Bank and Trust Company	Cash Reserve Account	$7,194
	American Funds EuroPacific Growth Fund	79,289 shares	3,268,290
	American Funds The Income Fund of America	170,967 shares	3,084,243
*	Diversified Stable Pooled Fund	179,331 shares	3,012,720
	Dreyfus Intermediate Term Income Fund	336,393 shares	4,756,604
	Federated U.S. Treasury Cash Reserves	1,108,316 shares	1,108,316
	Goldman Sachs Growth Opportunities Fund	14,195 shares	350,755
	Invesco Growth and Income Fund	232,980 shares	4,878,601
	Invesco Small Cap Growth Fund	46,772 shares	1,403,174
	Invesco Small Cap Value Fund	120,290 shares	2,006,430
	JPMorgan Mid Cap Value Fund	12,817 shares	358,753
	Lazard Emerging Markets Equity Portfolio	33,859 shares	678,205
	Mainstay Large Cap Growth Fund	526,188 shares	4,156,881
	Oppenheimer International Bond Fund	136,008 shares	893,574
*	Sonic Corp. common stock	307,585 shares	1,435,907
*	State Street Institutional Liquid Reserves Fund	61,019 shares	61,019
	Total investments		31,460,666

*	Participant Loans	Interest rates from 4.25% to 8.43% with varying maturities	910,571

	Total		$32,371,237

*	Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

By:	/s/ Claudia San Pedro
Claudia San Pedro, Chair of the Sonic
Corp. Savings and Profit Sharing Plan
Administrative Committee

Date: May 23, 2013

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm